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                                                                        Ex. 99.4


To:   Qualified Plan Trustee/Custodian

From: Jones Intercable, Inc. The General Partner

Date: August 10, 1998

Re:   Notice of Proxy Mailing:   Proposed Sale of the Owatonna/Glencoe Minnesota
                                 Cable Television Systems by Jones Cable Income
                                 Fund 1-A, Ltd.

Jones Cable Income Fund 1-A, Ltd. ("Fund 1-A", the "Partnership") plans to sell its Owatonna/Glencoe Minnesota systems to an unaffiliated third party during the fourth quarter of 1998.

Proxy Information
-----------------
The proposed sale and the distribution of net sales proceeds are contingent upon the approval by the holders of a majority of Fund 1-A's limited partnership interests, as well as the consents of governmental authorities and other third parties. The proxy record date is July 31, 1998.
         ---------------------------------------

Enclosed please find proxy materials for each interest in your name as the entity registered as a limited partner on the books and records of the Partnership.

IMPORTANT
      Your signature as Authorized Trustee must be on each proxy in order for
      ----------------------------------------------------------
      the votes to be counted. If you send the proxies to your clients for their vote and signature, please instruct the clients to return the proxy to you for your countersignature!
          =====================

      Please then return the proxies, with your countersignature as Authorized Trustee, to us in the envelope provided, as soon as possible, but no later
                                                                        --------
      than September 15, 1998. Please note that you must bear any and all costs
      -----------------------
      associated with proxy mailing services.

Distribution Information
------------------------
If the proposed sale is consummated, the Partnership will distribute approximately $662 for each $1,000 invested. Distributions will be net of Minnesota non-resident withholding tax, if applicable, on all accounts including IRAs and other tax-exempt entities. The Partnership will mail net sales proceeds to you on behalf of the Beneficial Owners, and the Partnership will notify the Beneficial Owners that the distribution has occurred.

After the closing of the sale Owatonna/Glencoe System and the distribution of the net sales proceeds, including amounts, if any, remaining 90 days after the closing in an indemnity escrow account, the Partnership will be liquidated and dissolved, most likely in early 1999. Taking into account the prior and pending liquidation distributions and prior cash flow distributions, limited partners will have received a total of $2,215 per $1000 invested in the Partnership. This total does not include amounts, if any, which may be distributed from the indemnity escrow account in early 1999.

Federal and State Income Tax Consequences
-----------------------------------------
Please be aware that the sale of the Owatonna/Glencoe system will require certain tax filings. Income from the partnership may be taxable to an IRA or pension plan as Unrelated Business Taxable Income (UBTI). Also, reporting to the State of Minnesota will be required. We strongly urge you to refer to the tax discussion on pages 10-12 of the proxy statement for information which is provided solely for tax planning purposes.

If you have any questions, please contact our Investor Services Department.